UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31337 / November 14, 2014

In the Matter of

Spruce ETF Trust, et al.

c/o BlackRock Fund Advisors
400 Howard Street
San Francisco, CA 94105

(812-13953)

ORDER PERMITTING WITHDRAWAL OF APPLICATION

Spruce ETF Trust, BlackRock Fund Advisors, and BlackRock Investments, LLC(Applicants),
filed an application on September 1, 2011, requesting an order under section 6(c) of the
Investment Company Act of 1940 (Act) for an exemption from sections 2(a)(32), 5(a)(1), 22(d)
and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an
exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the
Act for an exemption from sections 12(d)(1)(A) and (B) of the Act, which would permit several
registered open-end investment companies that are actively managed exchange traded funds to
list and trade without being subject to the current daily portfolio transparency condition in
actively managed ETF orders.

On October 21, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31301). The notice gave interested persons until November 17, 2014, to request
a hearing on the application. By Form APP-WD filed with the Securities and Exchange
Commission on November 14, 2014, Applicants requested that the application be withdrawn.

The matter has been considered and it is found appropriate to permit withdrawal of the
application.

Accordingly, in the matter of Spruce ETF Trust, et al. (File No. 812-13953),

IT IS ORDERED, that the application is withdrawn.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary